UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 18, 2013

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated January 17, 2013 announcing Turkcell’s tender to provide mobile communication infrastructure and operation in uncovered areas.

January 17, 2013

ANNOUNCEMENT ON THE TENDER TO PROVIDE MOBILE COMMUNICATION INFRASTRUCTURE AND OPERATION IN UNCOVERED AREAS

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

Our company has submitted the lowest bid (TRY 312.77 million excluding VAT) at the tender held today by the Ministry of Transport, Maritime Affairs and Communications (“the Ministry) to provide mobile network coverage to Turkey’s 1,799 rural locations with population of less than 500 and its operation for 3 years. In these locations, mobile communication infrastructure does not exist currently. The investment and the operating expenses to be made will be compensated from the universal service fund of the Ministry within the context of the tender amount.

The network infrastructure to be deployed would also be in use by other operators’ subscribers and this would be limited to those locations defined under tender conditions. The respective tender process is expected to be finalized in the upcoming days following the evaluation of the tender commission.

As Turkcell, we cover 99.17% of Turkey’s population with around 32,500 base stations, the numbers of which increase continually, and we aim to further enhance our coverage strength.

*This announcement was postponed with the Board of Directors’ resolution, since it may have negative impact on Our Company’s legal rights and interests and might adversely affect the process.

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 18, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: January 18, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Division Head